INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

September 30, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the WCM International Small Cap Growth Fund

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 26, 2015, regarding Post-Effective Amendment No. 654 to the Registrant’s Form N-1A registration statement with respect to the WCM International Small Cap Growth Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 684 to the Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS
Fees and Expenses

1.	Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 201_.” Please confirm that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date of the Fund’s registration statement and Footnote 2 to the Fees and Expenses table has been updated to reflect “October 1, 2016” as the date until which the agreement is in effect.

Principal Investment Strategies

2.	Verify that the “$7.4 million” in the market capitalization range of the MSCI ACWI Ex-US Small Cap Index as set forth in the first paragraph is correct.

Response:  The market capitalization range of the MSCI ACWI Ex-US Small Cap Index has been updated to reflect the reconstitution of the index as at August 31, 2015.

3.	Add disclosure that the Fund’s advisor will apply the market capitalization range of the MSCI ACWI Ex-US Small Cap Index on a country by country basis

Response:  The Registrant has added disclosure as requested.

4.	The disclosure states that the Fund may invest a significant portion of its assets in the securities of companies domiciled in “one” country. This is inconsistent with the “international” fund name which implies investments in more than one country.

Response: Footnote 42 to the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended, states that although funds that use the terms “international” and “global” in their names are not subject to Rule 35d-1, “the terms ‘international’ and ‘global’ . . . connote diversification among investments in a number of different countries throughout the world.”  Consistent with Footnote 42 to the adopting release, the Fund will invest in a number of different countries throughout the world as noted by the following sentence currently included in the “Principal Investment Strategies” section: “The Fund generally will invest in the securities of companies domiciled in at least three different countries.”  The disclosure in the “Principal Investment Strategies” section noted in the comment is not meant to suggest that the Fund may invest solely in companies located in one country, but rather that the Fund may invest a significant portion of its assets in companies in one country from time to time.

5.	In the fourth paragraph, provide a better description of the Fund’s growth strategy. For example, consider using the first sentence of the “Growth-Oriented Investment Strategies Risk” disclosure under the Principal Risks section.

Response:  The requested revision has been made.

6.	Confirm supplementally whether derivatives will be taken into account for purposes of compliance with the Fund’s 80% investment policy. Please note that the staff’s position is that a derivative’s market value should be used to include or count the derivative for purposes of the Fund’s 80% investment policy.

Response:  The Registrant represents that the Fund does not intend to use derivatives. Therefore, derivatives will not be taken into account for purposes of compliance with the Fund’s 80% investment policy.

7.	In light of the “Sector Focus Risk” disclosure under “Principal Risks of Investing” section, add sector focus disclosure under “Principal Investment Strategies,” if applicable.

Response:  The Registrant has added disclosure as requested.

More About the Fund’s Investment Objective, Principal Investment Strategies and Risks

8.	The disclosure states that the Fund is “non-diversified,” while the Statement of Additional Information indicates that the Fund is diversified. Please make the two documents consistent.

Response:  The Registrant confirms that the Fund is a diversified fund as defined by the Investment Company Act of 1940, as amended.  The Prospectus disclosure has been removed accordingly.

Prior Performance for Similar Accounts Managed by the Advisor

9.	Add disclosure to clarify that there is only one account managed by the Advisor with investment objectives, policies, and risks substantially similar to those of the Fund.

Response:  The Registrant has revised the disclosure as requested.

10.	Supplementally, explain why the International Small Cap Strategy Composite’s gross and net return figures are the same. Also, confirm whether there are other fees and expenses or sales loads charged to the account.

Response:  The account is not subject to any sales load and has not been charged with any management fees or expenses year-to-date.  Therefore, the net returns for the composite have been adjusted to reflect the Fund’s total annual operating expenses after fee waivers and expense reimbursements as set forth in the “Fees and Expenses of the Fund” table in this Prospectus.

11.	Supplementally, explain why it is appropriate to include the performance of a non-fee paying account while investors in the Fund are subject to fees and expenses.

Response:  The account comprising the Composite is the only account managed by the Advisor that has investment objectives, policies, strategies and risks substantially similar to those of the Fund.  Therefore, the Registrant believes that it is appropriate to include the performance of such account.  The net returns for the Composite have been adjusted to reflect the Fund’s total annual operating expenses after fee waivers and expense reimbursements as set forth in the “Fees and Expenses of the Fund” table in this Prospectus in order to provide a more helpful comparison of the performance of the account against the Fund.

12.	Consider removing the “Composite Dispersion” column of the International Small Cap Strategy Composite table since all the fields are “N/A”.

Response:  The Advisor has confirmed to the Registrant that the “Composite Dispersion” column has been included in the table in compliance with the Global Investment Performance Standards (GIPS®).

13.	Supplementally confirm that the Advisor has the records necessary to support the performance calculation required under Rule 204-2-(a)(16) of the Advisors Act of 1940, as amended (the “Advisers Act”).

Response:  The Advisor confirms that it has the records required under Rule 204-2(a)(16) of the Advisors Act.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies, Policies and Risks

14.	Disclosure relating to “Foreign Currency Transactions” is listed under “Principal Investment Strategies, Policies and Risks” sub-section. However, no foreign currency transaction disclosure in included in the Prospectus under Principal Investment Strategies. Make the two documents consistent.

Response:  The Registrant confirms that foreign currency transactions are not part of the principal investment strategies of the Fund.  Accordingly, the “Foreign Currency Transactions” disclosure has been moved under “Other Investment Strategies, Policies and Risks” section in the SAI.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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